Exhibit 99.3

Rules 4.7.3 and 4.10.3 Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations Name of entity Opthea Limited ABNARBN Financial year ended: 32 006 340 567 June 30, 2021 Our corporate governance statement1 for the period above can be found at:2 These pages of our annual report: This URL on our website: The Corporate Governance Statement is accurate and up to date as at [insert effective date of statement] and has been approved by the board. The annexure includes a key to where our corporate governance disclosures can be located.3 Date: Name of authorised officer authorising lodgement: 1 “Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period. Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period. Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of Listing Rule 4.10.3. Under Listing Rule 4.7.3, an entity must also lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX. The Appendix 4G serves a dual purpose. It acts as a key designed to assist readers to locate the governance disclosures made by a listed entity under Listing Rule 4.10.3 and under the ASX Corporate Governance Council’s recommendations. It also acts as a verification tool for listed entities to confirm that they have met the disclosure requirements of Listing Rule 4.10.3. The Appendix 4G is not a substitute for, and is not to be confused with, the entity’s corporate governance statement. They serve different purposes and an entity must produce each of them separately. 2 Tick whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where your corporate governance statement can be found. You can, if you wish, delete the option which is not applicable. 3 Throughout this form, where you are given two or more options to select, you can, if you wish, delete any option which is not applicable and just retain the option that is applicable. If you select an option that includes “OR” at the end of the selection and you delete the other options, you can also, if you wish, delete the “OR”at the end of the selection. See notes 4 and 5 below for further instructions on how to complete this form. ASX Listing Rules Appendix 4G Page 1

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT 1.1 A listed entity should have and disclose a board charter setting out: (a) the respective roles and responsibilities of its board and management; and (b) those matters expressly reserved to the board and those delegated to management. and we have disclosed a copy of our board charter at: Opthea’s website: www.opthea.comcorporate-governance see Board Charter set out in our Corporate Governance Statement OR we are an externally managed entity and this recommendation is therefore not applicable 1.2 A listed entity should: (a) undertake appropriate checks before appointing a director or senior executive or putting someone forward for election as a director; and (b) provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director. Included in the duties and responsibilities of the Nomination Committee. We have disclosed a copy of our Nominations Committee Charter at: Opthea’s website: www.opthear.comcorporate-governance see Nomination Charter set out in our Corporate Governance Statement OR we are an externally managed entity and this recommendation is therefore not applicable 1.3 A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment. set out in our Corporate Governance Statement OR we are an externally managed entity and this recommendation is therefore not applicable 1.4 The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board. And we have disclosed this in the Management Team section of the 2021 Annual Report, page 29 set out in our Corporate Governance Statement OR we are an externally managed entity and this recommendation is therefore not applicable 4 Tick the box in this column only if you have followed the relevant recommendation in full for the whole of the period above. Where the recommendation has a disclosure obligation attached, you must insert the location where that disclosure has been made, where indicated by the line with “insert location” underneath. If the disclosure in question has been made in your corporate governance statement, you need only insert “our corporate governance statement”. If the disclosure has been made in your annual report, you should insert the page number(s) of your annual report (eg “pages 10-12 of our annual report”). If the disclosure has been made on your website, you should insert the URL of the web page where the disclosure has been made or can be accessed (eg “www.entityname.com.aucorporate governancecharters”). 5 If you have followed all of the Council’s recommendations in full for the whole of the period above, you can, if you wish, delete this column from the form and re-format it.

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 1.5 A listed entity should: (a) have and disclose a diversity policy; (b) through its board or a committee of the board set measurable objectives for achieving gender diversity in the composition of its board, senior executives and workforce generally; and (c) disclose in relation to each reporting period: (1) the measurable objectives set for that period to achieve gender diversity; (2) the entity’s progress towards achieving those objectives; and (3) either: (A) the respective proportions of men and women on the board, in senior executive positions and across the whole workforce (including how the entity has defined “senior executive” for these purposes); or (B) if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act. If the entity was in the S&P ASX 300 Index at the commencement of the reporting period, the measurable objective for achieving gender diversity in the composition of its board should be to have not less than 30% of its directors of each gender within a specified period. and we have disclosed a copy of our diversity policy at: www.opthea.comcorporate-governance, see Diversity Policy and we have disclosed the information referred to in paragraph (c)(A) at: the Remuneration Section of the Director’s Report of the 2021 Annual Report set out in our Corporate Governance Statement OR we are an externally managed entity and this recommendation is therefore not applicable

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 1.6 A listed entity should: (a) have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and (b) disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period. and we have disclosed the evaluation process referred to in paragraph (a) at: page 2 of our Corporate Governance Statement and in our Board Charter located at www.opthea.comcorporate- governance see Performance Evaluation Policy and whether a performance evaluation was undertaken for the reporting period in accordance with that process at: page 2 of our Corporate Governance Statement. set out in our Corporate Governance Statement OR we are an externally managed entity and this recommendation is therefore not applicable 1.7 A listed entity should: (a) have and disclose a process for evaluating the performance of its senior executives at least once every reporting period; and (b) disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period. and we have disclosed the evaluation process referred to in paragraph (a) at: page 2 of our Corporate Governance Statement. and whether a performance evaluation was undertaken for the reporting period in accordance with that process at: page 2 of our Corporate Governance Statement. set out in our Corporate Governance Statement OR we are an externally managed entity and this recommendation is therefore not applicable

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 PRINCIPLE 2—STRUCTURE THE BOARD TO BE EFFECTIVE AND ADD VALUE 2.1 The board of a listed entity should: (a) have a nomination committee which: (1) has at least three members, a majority of whom are independent directors; and (2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively. [If the entity complies with paragraph (a):] and we have disclosed a copy of the charter of the committee at: www.opthea.comcorporate-governance See Nomination Committee Charter. and the information referred to in paragraphs (4) and (5) at: in respect of paragraph (4) at page 3 of our Corporate Governance Statement and in respect of paragraph (5) see the Director’s Report contained in the 2021 Annual Report set out in our Corporate Governance Statement OR we are an externally managed entity and this recommendation is therefore not applicable 2.2 A listed entity should have and disclose a board skills matrix setting out the mix of skills that the board currently has or is looking to achieve in its membership. and we have disclosed our board skills matrix at: www.opthea.comcorporate-governance see Board Charter. set out in our Corporate Governance Statement OR we are an externally managed entity and this recommendation is therefore not applicable 2.3 A listed entity should disclose: (a) the names of the directors considered by the board to be independent directors; (b) if a director has an interest, position, affiliation or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position or relationship in question and an explanation of why the board is of that opinion; and (c) the length of service of each director. and we have disclosed the names of the directors considered by the board to be independent directors at: page 3 of our Corporate Governance Statement. and the length of service of each director at: page 3 of our Corporate Governance Statement set out in our Corporate Governance Statement

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 2.4 A majority of the board of a listed entity should be independent directors. set out in our Corporate Governance Statement OR we are an externally managed entity and this recommendation is therefore not applicable 2.5 The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity. set out in our Corporate Governance Statement OR we are an externally managed entity and this recommendation is therefore not applicable 2.6 A listed entity should have a program for inducting new directors and for periodically reviewing whether there is a need for existing directors to undertake professional development to maintain the skills and knowledge needed to perform their role as directors effectively. set out in our Corporate Governance Statement OR we are an externally managed entity and this recommendation is therefore not applicable PRINCIPLE 3 – INSTIL A CULTURE OF ACTING LAWFULLY, ETHICALLY AND RESPONSIBLY 3.1 A listed entity should articulate and disclose its values. and we have disclosed our values in the Code of Conduct available at www.opthea.comcorporate-governance see Code of Conduct set out in our Corporate Governance Statement 3.2 A listed entity should: (a) have and disclose a code of conduct for its directors, senior executives and employees; and (b) ensure that the board or a committee of the board is informed of any material breaches of that code by a director or senior executive; and (2) any other material breaches of that code that call into question the culture of the organization. and we have disclosed our code of conduct at: www.opthea.comcorporate-governance see Code of Conduct. set out in our Corporate Governance Statement 3.3 A listed entity should: (a) have and disclose a whistleblower policy; and (b) ensure that the board or a committee of the board is informed of any material incidents reported under that policy. and we have disclosed our whistle-blower policy at: www.opthea.comcorporate-governance see Whistle-blower Policy set out in our Corporate Governance Statement

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 3.4 A listed entity should: (a) have and disclose an anti-bribery and corruption policy; and (b) ensure that the board or committee of the board is informed of any material breaches of that policy. and we have disclosed our anti-bribery and corruption policy at: www.opthea.comcorporate-governance see Code of Conduct Section 13. set out in our Corporate Governance Statement

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 PRINCIPLE 4 – SAFEGUARD THE INTEGRITY OF CORPORATE REPORTS 4.1 The board of a listed entity should: (a) have an audit committee which: (1) has at least three members, all of whom are non- executive directors and a majority of whom are independent directors; and (2) is chaired by an independent director, who is not the chair of the board, and disclose: (3) the charter of the committee; (4) the relevant qualifications and experience of the members of the committee; and (5) in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner. [If the entity complies with paragraph (a):] and we have disclosed a copy of the charter of the committee at: www.opthea.comcorporate-governance see Audit and Risk Committee Charter. and the information referred to in paragraphs (4) and (5) at: in respect of paragraph (4) see page 5 of our Corporate Governance Statement and paragraph (5) see the Directors’ Report in the Annual Report set out in our Corporate Governance Statement 4.2 The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively. set out in our Corporate Governance Statement 4.3 A listed entity should disclose its process to verify the integrity of any periodic corporate report it releases to the market that is not audited or reviewed by an external auditor. set out in our Corporate Governance Statement

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE 5.1 A listed entity should have and disclose a written policy for complying with its continuous disclosure obligations under listing rule 3.1. and we have disclosed our continuous disclosure compliance policy at: www.opthea.comcorporate-governance see Continuous Disclosure Policy set out in our Corporate Governance Statement 5.2 A listed entity should ensure that its board receives copies of all material market announcements promptly after they have been made. set out in our Corporate Governance Statement 5.3 A listed entity that gives a new and substantive investor or analyst presentation should release a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation. set out in our Corporate Governance Statement PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS 6.1 A listed entity should provide information about itself and its governance to investors via its website. and we have disclosed information about us and our governance on our website at: www.opthea.comcorporate-governance see Communications Policy set out in our Corporate Governance Statement 6.2 A listed entity should have an investor relations program that facilitates effective two-way communication with investors. set out in our Corporate Governance Statement 6.3 A listed entity should disclose how it facilitates and encourages participation at meetings of security holders. and we have disclosed how we facilitate and encourage participation at meetings of security holders at: page 6 of our Corporate Governance Statement set out in our Corporate Governance Statement 6.4 A listed entity should ensure that all substantive resolutions at a meeting of security holders are decided by a poll rather than by a show of hands. set out in our Corporate Governance Statement

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 6.5 A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically. set out in our Corporate Governance Statement PRINCIPLE 7 – RECOGNISE AND MANAGE RISK 7.1 The board of a listed entity should: (a) have a committee or committees to oversee risk, each of which: (1) has at least three members, a majority of whom are independent directors; and (2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework. [If the entity complies with paragraph (a):] and we have disclosed a copy of the charter of the committee at: www.opthea.comcorporate-governance see Audit & Risk Committee Charter and the information referred to in paragraphs (4) and (5) at: in respect of paragraph (4) see page 5 of our Corporate Governance Statement and in respect of paragraph (5) see the Directors’ Report in the Annual Report under the section headed ‘Directors’ Meetings’. set out in our Corporate Governance Statement 7.2 The board or a committee of the board should: (a) review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound and that the entity is operating with due regard to the risk appetite set by the board; and (b) disclose, in relation to each reporting period, whether such a review has taken place. and we have disclosed whether a review of the entity’s risk management framework was undertaken during the reporting period at: page 7 of our Corporate Governance Statement set out in our Corporate Governance Statement

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 7.3 A listed entity should disclose: (a) if it has an internal audit function, how the function is structured and what role it performs; or (b) if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its governance, risk management and internal control processes. [If the entity complies with paragraph (b):] and we have disclosed the fact that we do not have an internal audit function and the processes we employ for evaluating and continually improving the effectiveness of our risk management and internal control processes at: page 7 of our Corporate Governance Statement set out in our Corporate Governance Statement 7.4 A listed entity should disclose whether it has any material exposure to environmental or social risks and, if it does, how it manages or intends to manage those risks. and we have disclosed whether we have any material exposure to environmental and social risks at: page 7 of our Corporate Governance Statement set out in our Corporate Governance Statement

Appendix 4G Key to Disclosures Corporate Governance Council Principles and Recommendations Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5 PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY 8.1 The board of a listed entity should: (a) have a remuneration committee which: (1) has at least three members, a majority of whom are independent directors; and (2) is chaired by an independent director, and disclose: (3) the charter of the committee; (4) the members of the committee; and (5) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive. [If the entity complies with paragraph (a):] and we have disclosed a copy of the charter of the committee at: www.opthea.comcorporate-governance see Remuneration Committee Charter and the information referred to in paragraphs (4) and (5) at: in respect of paragraph (4) see page 7 of our Corporate Governance Statement and in respect of paragraph (5) see the Directors’ Report in the 2021 Annual Report, under the section headed ‘Directors’ Meetings’ set out in our Corporate Governance Statement OR we are an externally managed entity and this recommendation is therefore not applicable 8.2 A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives. and we have disclosed separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives at: see the Directors’ Report in the 2021 Annual Report under the section headed ‘Remuneration Report’ pages 18-25. set out in our Corporate Governance Statement OR we are an externally managed entity and this recommendation is therefore not applicable 8.3 A listed entity which has an equity-based remuneration scheme should: (a) have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and (b) disclose that policy or a summary of it. and we have disclosed our policy on this issue or a summary of it at: page 8 of our Corporate Governance Statement (a summary) and our policy is incorporated into the Securities Trading Policy at www.opthea.comcorporate-governance set out in our Corporate Governance Statement OR we do not have an equity-based remuneration scheme and this recommendation is therefore not applicable OR we are an externally managed entity and this recommendation is therefore not applicable

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5
ADDITIONAL RECOMMENDATIONS THAT APPLY ONLY IN CERTAIN CASES
9.1 A listed entity with a director who does not speak the language in which board or security holder meetings are held or key corporate documents are written should disclose the processes it has in place to ensure the director understands and can contribute to the discussions at those meetings and understands and can discharge their obligations in relation to those documents.
and we have disclosed information about the processes in place at:
[insert location] set out in our Corporate Governance Statement OR we do not have a director in this position and this recommendation is therefore not applicable OR we are an externally managed entity and this recommendation is therefore not applicable
9.2 A listed entity established outside Australia should ensure that meetings of security holders are held at a reasonable place and time. set out in our Corporate Governance Statement OR we are established in Australia and this recommendation is therefore not applicable OR we are an externally managed entity and this recommendation is therefore not applicable
9.3 A listed entity established outside Australia, and an externally managed listed entity that has an AGM, should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit. set out in our Corporate Governance Statement OR we are established in Australia and not an externally managed listed entity and this recommendation is therefore not applicable we are an externally managed entity that does not hold an
AGM and this recommendation is therefore not applicable
ADDITIONAL DISCLOSURES APPLICABLE TO EXTERNALLY MANAGED LISTED ENTITIES
- Alternative to Recommendation 1.1 for externally managed listed entities:
The responsible entity of an externally managed listed entity should disclose:
(a) the arrangements between the responsible entity and the listed entity for managing the affairs of the listed entity; and
(b) the role and responsibility of the board of the responsible entity for overseeing those arrangements.
and we have disclosed the information referred to in paragraphs (a)
and (b) at:
[insert location] set out in our Corporate Governance Statement

Appendix 4G
Key to Disclosures Corporate Governance Council Principles and Recommendations
Corporate Governance Council recommendation Where a box below is ticked,4 we have followed the recommendation in full for the whole of the period above. We have disclosed this in our Corporate Governance Statement: Where a box below is ticked, we have NOT followed the recommendation in full for the whole of the period above. Our reasons for not doing so are:5
- Alternative to Recommendations 8.1, 8.2 and 8.3 for externally managed listed entities:
An externally managed listed entity should clearly disclose the terms governing the remuneration of the manager.
and we have disclosed the terms governing our remuneration as manager of the entity at:
[insert location] set out in our Corporate Governance Statement

OPTHEA
CORPORATE GOVERNANCE STATEMENT 2020 – 2021
Focused on what matters most

Opthea | 2 0 2 0 – 2 1 CORPORATE GOVERNANCE STATEMENT 1
CORPORATE GOVERNANCE STATEMENT
INTRODUCTION
The Corporate Governance framework for Opthea Limited (Opthea or Company) and its subsidiaries (the Group) is set and approved by the board of directors of Opthea (Board), with each member of the Board being a Director, having regard to compliance with various legal requirements and recommendations, the particular circumstances of the Group and the best interests of the shareholders.
On February 27, 2019, the Australian Securities Exchange (ASX) Corporate Governance Council (Council) released the Corporate Governance Principles and Recommendations (4th Edition) (ASX Recommendations).
This Corporate Governance Statement details Opthea’s corporate governance practices, including its compliance with the 4th Edition recommendations. This statement is current as at August 30, 2021 andcshould be read in conjunction with Opthea’s 2021 annual report.
Opthea’s Corporate Governance Statement is structured with reference to the ASX Recommendations, which are as follows:
Principle 1 Lay solid foundations for management and oversight
Principle 2 Structure the board to be effective and add value
Principle 3 Instil a culture of acting lawfully, ethically and responsibly
Principle 4 Safeguard the integrity of corporate reports
Principle 5 Make timely and balanced disclosure
Principle 6 Respect the rights of security holders
Principle 7 Recognise and manage risk
Principle 8 Remunerate fairly and responsibly
Opthea’s corporate governance practices were in place throughout the year ended June 30, 2021 and were compliant with the ASX Recommendations unless otherwise stated.
For further information on corporate governance policies adopted by Opthea, refer to its website: www.opthea.com corporate-governance
PRINCIPLE 1 – L A Y SOLID
FOUND A TIONS FOR MANA GEMENT AND O VERSIGHT
The Board of Directors is in place to represent and protect the interests of the Company’s shareholders. It is responsible for the corporate governance of the Group and guides and monitors the business and affairs of Opthea on behalf of its shareholders.
Board functions and Charter
The Board Charter sets out the function and responsibilities of the Board in order to facilitate Board and management accountability for Opthea’s performance and strategic direction. The matters reserved for the Board and what has been delegated to senior executives is described in the Board Charter, which is available on Opthea’s website: www.opthea.comcorporate-governance
To ensure that the Board is well equipped to discharge its responsibilities, it has established guidelines for the nomination and selection of directors and for the operation of the Board.
Upon appointment of a new director, a formal letter of appointment is provided, as well as an induction pack, which includes details pertaining to the Company and the obligations of the individual acting in their capacity as a director.
Opthea has written agreements with each director and senior executive setting out the terms of their appointment.
In each notice of meeting, security holders are provided with all material information in the Board’s possession relevant to a decision on whether or not to elect or re-elect a director.
The responsibility for the operation and administration of the Company is delegated by the Board to the Chief Executive Officer (CEO), who in turn may further delegate to senior executive management. The Company Secretary is accountable directly to the Board, through the Chairman, on all matters to do with the proper functioning of the Board.
The Board ensures that the Senior Executive Management Team (which includes the CEO) is appropriately qualified and experienced to discharge their responsibilities and has in place procedures to assess the performance of the CEO and the senior executive management.
Whilst at all times the Board retains full responsibility for guiding and monitoring the Company, in discharging its stewardship it makes use of committees. Specialist committees are able to focus on a particular responsibility and provide informed feedback to the Board.
To this end, the Board has established the following committees:
Nomination (see Principle 2)
Audit and Risk (see Principle 4 and Principle 7);
Remuneration (see Principle 8); and
Clinical Advisory Board.

Opthea | 2 0 2 0 – 21 CORPORATE GOVERNANCE STATEMENT 2
The Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.
The Board is responsible for ensuring that management’s objectives and activities are aligned with the expectations and risks identified by the Board. The Board has a number of mechanisms in place to ensure this is achieved, including:
Board approval of a strategic plan designed to meet stakeholders’ needs and manage business risk;
Ongoing development of the strategic plan and approving initiatives and strategies designed to ensure the continued
growth and success of the entity; and
Implementation of budgets by management and monitoring progress against budget – via the establishment and reporting of both financial and non-financial key performance indicators. Other functions reserved to the Board include:
Approval of the annual and half-yearly financial reports;
Approving and monitoring the progress of major capital expenditure, capital management, and acquisitions and divestitures;
Ensuring that any significant risks that arise are identified, assessed, appropriately managed and monitored; and
Reporting to shareholders.
The separation of responsibilities between the Board and management is clearly understood and respected.
Board and committee performance
Board and committee performance is monitored throughout the year with an annual formal performance evaluation in accordance with the Company’s Performance Evaluation Process Policy. The performance evaluation of the non-executive directors is aligned with their responsibilities under the Board Charter and includes areas such as: Board structure, Board role and responsibilities, strategy and planning, monitoring of Company performance and Board culture and relationships (amongst each director and with management). A review of performance of the Board, its committees and individual directors was undertaken during FY21 in accordance with the Performance Evaluation Process Policy.
Executive performance evaluation
The Remuneration Committee of the Board of Directors of the Company is responsible for determining and reviewing compensation arrangements for the executive and non-executive directors and other senior executive personnel. The Remuneration Committee assesses the appropriateness of the nature and amount of compensation of senior executives on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high-quality Board and executive team.
The Remuneration Committee is responsible for evaluating
the performance of the Chief Executive Officer and of the other senior executives. The Chief Executive Officer also evaluates the performance of the other senior executives and other management (management).
The performance evaluation of management involves an assessment of the Company’s business performance, whether short-term operational targets and individual performance objectives are being achieved and whether long-term strategic objectives are being achieved. Specific and measurable qualitative and quantitative performance criteria are used.
Due to the nature of the Company’s activities and the stage that it is at with respect to these activities, profitability is not a performance measure for short-term incentives (STIs), although effective management of the Company’s resources in achieving value for shareholders is expected. Long-term incentives (LTIs) and key performance indicators (KPIs) for STIs are linked to activitiesmilestones that are expected to create value for shareholders.
The performance of the Chief Executive Officer and management is monitored throughout the year with the objective of performing a formal evaluation once a year. A review of the remuneration structure for management was performed in August 2021 by the Remuneration Committee. This review was in accordance with the aforementioned process.
A review of performance against KPIs occurred in August 2021 in accordance with the described policy. Further information on the Remuneration Committee can be found in the Remuneration Report section of the Directors’ Report in the Annual Report.
The Board Charter and the Performance Evaluation Process Policy are available from Opthea’s website: www.opthea.com corporate-governance

Opthea | 2 0 2 0 – 21 CORPORATE GOVERNANCE STATEMENT 3
Diversity Policy
The Company has established a separate Diversity Policy in accordance with Recommendation 1.5 of the ASX Recommendations. The policy is available on the Company’s website: www.opthea.comcorporate-governance
Opthea’s policy is to leverage diversity through the attraction, retention and development of a diverse team of talented people in the Company at all levels, including the Board. This means using diversity to contribute to the achievement of the Company’s strategic objectives and corporate goals.
The Remuneration Committee has the responsibility to, at least annually, report on the relative proportion of women and men in the workforce at all levels of the Company. Details of the Company’s diversity statistics can be found in the Remuneration Report section of the Directors’ Report.
PRINCIPLE 2 – STRUCTURE THE BOARD TO ADD VALUE
Structure of the Board
The Board as of August 30, 2021 consists of seven directors, one of whom is an executive (Dr Megan Baldwin, CEO and Managing Director) and six of whom are non-executives.
For the year ended 30 June 2021, Opthea was compliant with the recommendation that the majority of the Board of a listed entity should be independent directors.
The skills, experience and expertise relevant to the position of director held by each director in office at the date of this report are included in the Directors’ Report under the section headed
‘Directors’.
In the context of director independence, to be considered independent, a non-executive director may not have a direct or indirect material relationship with the Company. The Board has determined that a material relationship is one that impairs or inhibits, or has the potential to impair or inhibit, a director’s exercise of judgment on behalf of the Company and its shareholders.
The Board have assessed the independence of its directors in line with the factors set out in Box 2.3 of the ASX Recommendations.
In accordance with the assessment of independence above,
the following directors of Opthea are considered to be independent (being the majority of the non-executive directors) at the date of this report:
Name Position
Jeremy Levin Chairman, non-executive director
Michael Sistenich Non-executive director Lawrence Gozlan Non-executive director Daniel Spiegelman Non-executive director Julia Haller Non-executive director Judith Robertson Non-executive director
The term in office held by each director in office at the date of this report is as follows:
Name Term in Office
Jeremy Levin 9 months
Megan Baldwin 7 years, 6 months Michael Sistenich 5 years 9 months Lawrence Gozlan 1 year 1 month Daniel Spiegelman 10 months
Julia Haller 1 month
Judith Robertson 1 month
To ensure the Board is well equipped to discharge its responsibilities, it has guidelines for the nomination and selection of directors and for the operation of the Board. The Board’s role in the appointment process is to be undertaken by its Nomination Committee.
The members who served on the Nomination Committee during the 2021 financial year were Lawrence Gozlan (Chair), Michael
Sistenich, and Daniel Spiegelman (since September 2020). Opthea considered it appropriate to only have three members on the Nomination Committee for the year ended 30 June 2021 given the structure of the Board.
For details on the number of meeting of the Nomination Committee held during the year and the attendees at those meetings, refer to the Director’s Report in the Annual Report under the section headed “Directors Meetings”.
The Nomination Committee Charter can be found on the
Company’s web site: www.opthea.comcorporate-governance
Director’s access to independent professional advice
The Board has procedures to allow directors, in the furtherance of their duties, to seek independent professional advice at the Company’s expense.

Opthea | 2 0 2 0 – 21 CORPORATE GOVERNANCE STATEMENT 4
Appointment of directors
To be considered for membership on the Board, a candidate should meet the following criteria:
Be of proven integrity with a history of relevant achievements that reflect high standards;
Demonstrate intelligence, wisdom and thoughtfulness in decision-making that usually will be based on broad experience;
Be able and willing to commit the time and energy necessary to attend to the Company’s affairs, including attending Board and Board committee meetings;
Be committed to building sound, long-term growth in the value of the Company; and
Be able to objectively review and evaluate management’s performance and implementation of strategy.
It is the Nomination Committee’s and Board’s role to determine the terms and conditions relating to the appointment and retirement of non-executive directors on a case-by-case basis and in line with requirements of the ASX Listing Rules and the Corporations Act 2001 (Cth) (Corporations Act). Appointment and retirement of directors will be in accordance with the following:
The Board will consider from time to time changes that the
Board believes to be desirable to the size of the Board or any committee thereof;
Where a Board vacancy exists (including a vacancy created
by an increase in size of the Board), the Board will identify individuals believed to be qualified to become Board members to stand for election as directors at the Annual General Meeting of shareholders. In nominating candidates, the Board shall take into consideration the qualifications of the candidate and the characteristics of the candidate to ensure that directors are of the highest standard. These factors may include judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate’s experience with the experience of other
Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board. The Board may consider candidates proposed by management, but is not required to do so; and
Where a vacancy exists on any Board committee, the
Board will appoint a director to that committee taking
into consideration the factors set forth in the charter of the committee, if any, as well as any other factors it deems appropriate, including, without limitation, applicable legislative requirements, the consistency of the candidate’s experience with the goals of the committee and the interplay of the candidate’s experience with the experience of other committee members.
The Board is responsible for ensuring that an effective induction process is in place for new directors appointed to the Board as discussed above. The Board also periodically reviews the professional development needs of existing directors.
The Board Charter, which sets out the Board skills and experience matrix can be found on Opthea’s website: www.opthea.comcorporate-governance
Diversity
The board has established a diversity policy. The policy acknowledges the advantages of gender diversity as well as diversity of age and skills. The key element of the diversity policy is that the Company will seek the best person with the appropriate characteristics that is available for the position and will not discriminate against candidates on the grounds of gender, age, ethnicity or cultural background.
In relation to the appointment of each new director, the board will consider a broad range of candidates and seek to appoint the person that would best complement the collective skills, experience and diversity of the current directors.
The Company is committed to have an inclusive workplace and hence discrimination, harassment, vilification, and victimisation are not tolerated.
The Company considers gender diversity whenever the opportunity arises and appointment of a director will always be based on the relative merits of the candidates. At the time of this report, there were four male non-executive directors and two female non-executive directors.
PRINCIPLE 3 – INSTIL A CULTURE OF ACTING LAWFULLY, ETHICALLY AND
RESPONSIBLY
Code of Conduct
The Opthea Code of Conduct as approved by the Board sets out Opthea’s commitment and practices to successfully conduct our business in accordance with all applicable laws while demonstrating and promoting the highest ethical standards.
It sets out the standards of conduct in employees’ and directors’ relationships with each other, with the employer and with all those with whom the directors and employees deal in their work. The Code provides a framework for decision-making and business behavior that builds and maintains Opthea’s corporate integrity and reputation and identifies responsibilities for reporting and investigating breaches.
The Board updated the Code of Conduct in July 2019 to articulate the Company’s values and its policy on bribery and corruption. Pursuant to ASX Recommendation 3.3, the Board also approved a Whistle-blower Policy in July 2019 which is consistent with the Company’s Code of Conduct.
Whistle-blower Policy
The Company has in place a Whistle-blower Policy that aims to encourage reporting of any suspected unethical, illegal or fraudulent conduct, inform whom to report to and how to report concerns confidentially without fear of intimidation or

Opthea | 2 0 2 0 – 21 CORPORATE GOVERNANCE STATEMENT 5
disadvantage or reprisal and to inform how the Company will investigate whistle blower reports.
This policy is reviewed every two years to ensure the policy remains relevant and consistent with the legislative requirements.
The Code of Conduct and Whistle-blower Policy applies to all employees and directors and can be found on Opthea’s website: www.opthea.comcorporate-governance
PRINCIPLE 4 – S AFEGU ARD THE
INTEGRIT Y OF CORPORA TE REPOR T S
Audit and Risk Committee
The Audit and Risk Committee operates under a charter approved by the Board. It is the Board’s responsibility to ensure that an effective control framework exists within the entity. This includes ensuring there are internal controls to deal with both the effectiveness and efficiency of significant business processes. This includes the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control for the management of the Group to the Audit and Risk Committee.
The Audit and Risk Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial statements. All members of the Audit and Risk Committee are independent non-executive directors.
The members who served on the Audit and Risk Committee during the 2021 financial year were Daniel Spiegelman (Chair), Michael Sistenich and Judith Robertson (since June 2021). Opthea considered it appropriate to only have three members on the Audit and Risk Committee for the year ended June 30, 2021 given the structure of the Board.
The Audit and Risk Committee is also responsible for nomination of the external auditor and reviewing the adequacy of the scope and quality of the annual statutory audit and half-year statutory review. The Audit and Risk Committee Charter can be found on the Company’s website (www.opthea.comcorporate-governance) and contains the procedures for the selection, appointment and rotation of external audit engagement partners.
Qualifications of Audit and Risk Committee members
Daniel Spiegelman has served as a member of the board of directors since September 2020. Since July 2020, Mr. Spiegelman served as interim President of Recardia Therapeutics Inc., a pharmaceutical development company. From May 2012 to January
2020, Mr. Spiegelman served as Executive Vice President, Chief Financial Officer and a member of the board of directors of BioMarin Pharmaceutical Inc., a biotechnology company. From May
2009 to May 2012, Mr. Spiegelman served as a consultant to provide strategic financial management support to a portfolio of public and private life science companies. Mr. Spiegelman has also served as a member of the board of directors of Myriad Genetics, a molecular diagnostic company, since May 2020.
Michael Sistenich was appointed non-executive director of Opthea in November 2015 and is Chairman of the remuneration committees. He has advised a wide range of global institutions, high net worth individuals and companies on healthcare investments over the past 20 years. He is a healthcare specialist in international investment management and investment banking, and led the Bell Potter team that advised the Company through the November 2014 capital raising.
Michael Sistenich is currently chairman of the board of Enlitic
Inc and previously served as director of International Equities and Head of Global Healthcare Investments at DWS Investments, Deutsche Bank Frankfurt. Michael has long standing capital market connections and experience in the global healthcare investment community.
Judith Robertson was appointed non-executive director of Opthea in June 2021. Ms. Robertson was most recently Chief Commercial Officer of Eleusis Ltd. and serves on the board of Durect Corporation, a Nasdaq listed company developing therapies for acute organ injury and chronic liver diseases. She was previously Chief Commercial Officer of Aerie Pharmaceuticals where she oversaw the launch of Rhopressa®, the first product in 20 years to target a new mechanism of action for the treatment of glaucoma, and the launch of the combination product Rocklatan®, the first fixed-dose combination of a prostaglandin and ROCK inhibitor for the reduction of intraocular pressure (IOP) in patients with open-angle glaucoma or ocular hypertension. Prior to Aerie, Ms. Robertson was Vice President Immunology and Ophthalmology Global Commercial Strategy Leader at Johnson and Johnson, Janssen Pharmaceuticals, and Vice President, Ophthalmology Global Business Franchise Head at Novartis (formerly Alcon). Ms. Robertson’s prior experience also includes sales and marketing roles at Novartis, Bristol Myers Squibb and Searle USA.
For details on the number of meetings of the Audit and Risk Committee held during the year and the attendees at those meetings, including previous members of the Audit and Risk Committee, refer to the Directors’ Report in the Annual Report under the section headed ‘Directors’ Meetings’.
CEO and Vice President of Finance Certification
In accordance with section 295A of the Corporations Act, the CEO and VP Finance Company Secretary (VPF) have provided a written statement to the Board that in their opinion:
The financial records of the Company have been properly maintained in accordance with section 286 of the
Corporations Act; and
The financial statements and notes comply with the accounting standards and present a true and fair view of the
Company’s financial condition and performance, and such opinion has been formed on the basis of a sound system of

Opthea | 2 0 2 0 – 21 CORPORATE GOVERNANCE STATEMENT 6
risk management and internal control which is operating effectively.
External auditor
The Company’s external auditor, currently Deloitte, attends
the Annual General Meeting and is available to answer questions from security holders relevant to the audit.
PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE
The Opthea Continuous Disclosure Policy as approved by the Board, sets out the key obligations of the Board and management to ensure compliance under the disclosure obligations under the ASX listing rules and the Corporations Act, and ensures that the obligations of employees and directors with respect to the Continuous Disclosure Policy are clear.
The Board has overall responsibility for supervision of the Company and must ensure that the Company meets its disclosure obligations. The Board has appointed the Company Secretary as Disclosure Officer to ensure that continuous disclosure requirements of the ASX listing rules and the Corporations Act are adhered to.
The Board receives copies of all material market announcements promptly after they have been made by the Disclosure Officer. Any new and substantive investor or analyst presentations are released on the ASX Market Announcements Platform ahead of the presentation and placed on the Opthea website.
The general rule, contained in the ASX listing rules, requires the Company to immediately notify the ASX of any information concerning the Company that a reasonable person would expect to have a material effect on the price or value of securities of the Company. In certain circumstances, however, the applicable Listing Rules permit the Company not to disclose material information.
The Continuous Disclosure Policy is available on Opthea’s website: www.opthea.comcorporate-governance
PRINCIPLE 6 – RESPECT THE
RIGHTS OF SECURITY HOLDERS
The Opthea Communications Policy, as approved by the Board, is designed to describe the processes Opthea has in place to promote communication with its investors and encourage shareholder participation at AGM. The policy advocates communication with shareholders and other stakeholders in an open, regular and timely manner to ensure that all stakeholders have sufficient information to make informed decisions on the operations and results of the Company. The policy provides for the use of systems involving technologies that ensure a regular and timely release of information about the Company.
Mechanisms employed include:
All information released to the ASX (including annual reports, half-yearly reports, and notices of general meetings and their associated explanatory material) is posted on Opthea’s website as soon as practicable following confirmation of receipt by the ASX;
Annual reports (if requested) and notices of general meetings with explanatory material are emailed or mailed to investors; and
Regular briefings provided to investors and analysts by
Opthea’s Chief Executive Officer, with whom Opthea
acknowledges the importance of its relationship. A copy of any presentation material provided at briefings are posted on Opthea’s website.
Opthea security holders are given the option to receive communications from, and send communications to, the Group and our security registry electronically.
The Board encourages full participation of shareholders at the Annual General Meeting (AGM) to ensure a high level of accountability and discussion of Opthea’s strategy and goals. The Opthea Notice of Meeting 2021 for the AGM will be provided to all shareholders and made available on Opthea’s website. Due to circumstances resulting from COVID-19, shareholders and proxy holders may not be able to attend in person. However, there will be facilities for shareholders and proxy holders to participate on-line, via webcast or by phone. Further details are set out in the Notice of Meeting. Opthea confirms that shareholders will still have the opportunity to submit questions to the Chairman during the AGM.
Pursuant to Recommendation 6.4, all substantive resolutions at a meeting of Opthea’s security holders will be decided by a poll rather than by a show of hands.
The Communications Policy is available on Opthea’s website:
www.opthea.comcorporate-governance
PRINCIPLE 7 – RECOGNISE AND MANAGE RISK
Risk
The Board determines the Company’s risk profile and is responsible for overseeing and approving risk management strategy and policies, internal compliance and internal control. This process is designed to manage the Company’s material business risks and report on whether those risks are being managed effectively.
Material business risks are those risks that are the most significant areas of uncertainty or exposure that could adversely impact on the achievement of Company objectives.
Management, as part of their responsibility for the operations of the Company, is also responsible for ensuring that risks are identified in a prospective manner, controls implemented to mitigate those risks and appropriate review procedures established to ensure that the controls in place are operating effectively.
If new material risks are identified or if controls over existing risks are not operating effectively, these should be reported to the Board for consideration along with recommendations

Opthea | 2 0 2 0 – 21 CORPORATE GOVERNANCE STATEMENT 7
by management, covering new or existing controls and review processes, which would mitigate the risks.
As stated above, the Audit and Risk Committee operates under a charter approved by the Board. The Audit and Risk Committee’s role includes making recommendations to the Board in relation to changes that should be made to Opthea’s risk management framework or to the risk appetite set by the Board and business risk management including risk plans, processes and profile and insurance adequacy. The membership of the Audit and Risk Committee is set out in Principle 4. For details on the number of meetings of the Audit and Risk Committee held during the year and the attendees at those meetings, including previous members of the Audit and Risk Committee, refer to the Directors’ Report in the Annual Report under the section headed “Directors
Meetings”.
The Board oversees an annual assessment of the effectiveness of risk management and internal compliance and control.
The responsibility for undertaking and assessing risk management and internal control effectiveness is delegated to management. At the Company’s Audit and Risk Committee meeting held in June 2021, management presented their annual risk review.
As is required by the Board, management is required to assess risk management and associated internal compliance and control procedures and report back on the efficiency and effectiveness of these controls and processes.
The report was considered by the Audit and Risk Committee
and noted by the Board at the Board meeting held in June 2021.
Management, with the assistance of its insurance broker, undertook an annual review, in June 2021, of the Company’s insurance requirements to ensure appropriate coverage.
The Board and senior management continue to identify the general areas of risk, including:
Economic outlook and share market activity;
Changing government policy (Australian and overseas);
Competitors’ productsresearch and development programs;
Market demand and market prices for therapeuticsdiagnostics;
Legal proceedings commenced against the Company (if any);
Environmental regulations;
Ethical issues relating to pharmaceutical research and development;
Other government regulations, including those specifically relating to the biotechnology and health industries; and
Occupational health and safety and equal opportunity law. To this end, comprehensive practices are in place that are directed towards achieving the following objectives:
Effectiveness and efficiency in the use of the
Company’s resources;
Compliance with applicable laws and regulations; and
Preparation of reliable published financial information.
Internal audit function
The board has determined that, consistent with the size of the Company and its activities, an internal audit function is not currently required. The board has adopted an Audit and Risk Committee and a Risk Management Policy. The processes noted above are appropriate to the size of the Company to manage its material business risks and to ensure regular reporting to the
Board on whether those risks are being managed effectively in accordance with the controls that are in place.
The Group does not have material exposure to environmental or social risks.
The Risk Management Policy is available on Opthea’s website:
www.opthea.comcorporate-governance
PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY
Performance
Policies and procedures in place with respect to monitoring the performance of the Board are set out in the Directors’ Report under the section headed ‘Remuneration Report’ as well as under
‘Principle 2 – Structure the Board to add value’ in this report. Also see details under ‘Remuneration Committee’ below.
Remuneration Committee
It is the Company’s objective to provide maximum stakeholder benefit from the retention of a high-quality Board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant market conditions.
To assist in achieving this objective the Remuneration Committee remunerates directors and executives having regard to their performance and the performance of the Company. The expected outcomes of the remuneration policies and practices are to enable the Company to motivate, retain and attract directors and executives who will create value for shareholders.
Details relating to policy for performance evaluation, policy for remuneration and the amount of remuneration (monetary and non-monetary) paid to each director and to the non-director executives are set out in the Directors’ Report under the section headed ‘Remuneration Report’.
The Board acknowledges the need for careful oversight in the context of COVID-19 and the need to incentivize performance that is in the long term interests of the Company. The Board considers that it has sufficient oversight capability and has closely monitored variable pay outcomes to ensure that there are no unintended results due to the circumstances created by COVID-19
There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.
All members of the Remuneration Committee are independent non-executive directors. The members of the Remuneration

Opthea | 2 0 2 0 – 21 CORPORATE GOVERNANCE STATEMENT 8
Committee during the 2021 financial year were Michael Sistenich (Chair), Lawrence Gozlan and Julia Haller (since June 2021). Opthea considered it appropriate to only have three members on the Remuneration Committee for the year ended June 30,2021 give the structure of the Board.
Details relating to performance evaluation are set out in the section of the Directors’ Report headed “Remuneration Report”. For details on the number of meetings of the Remuneration Committee held during the year and the attendees at those meetings, including previous members of the Remuneration Committee, refer to the Directors’ Report under the section headed “Director Meetings”.
The Remuneration Committee Charter can be found on Opthea’s website: www.opthea.comcorporate-governance
Securities Trading Policy
The Company has in place a Securities Trading Policy that details the trading policy with respect to the dealing of shares by directors and relevant employees.
Under the Company’s Securities Trading Policy for the dealing of Company securities, an executive, director or other employee must not deal in any securities of the Company at any time when they are in possession of unpublished, price sensitive information in relation to those securities.
A Designated Officer may not deal in securities of Opthea without receiving clearance from an Approving Officer(s) (among other things).
A Designated Officer means a director or person engaged in the management of the Group, whether as an employee or consultant.
An Approving Officer means:
(a) for a Designated Officer who is not a director, the
Chief Executive Officer (CEO);
(b) for a director (except the Chairman of the Board), the Chairman of the Board and the CEO; and
(c) for the Chairman of the Board, the Chairman of the
Audit and Risk Committee and the CEO.
Generally, a Designated Officer must not be given clearance to deal in any securities of Opthea during:
(a) any closed period (that is for the period of one month before the publication of annual and half-yearly financial results);
(b) any period when there exists any matter that constitutes inside information; or
(c) any period when the person responsible for the clearance otherwise has reason to believe that the proposed dealing is in breach of the Securities Trading Policy.
At no time have any directors or management of the Company limited the risk of participating in unvested entitlements under an equity-based remuneration scheme. A policy to this effect is incorporated into the Securities Trading Policy.
As required by the ASX listing rules, the Company notifies the ASX of any transaction conducted by directors in the securities of the Company. The Securities Trading Policy is available on Opthea’s website: www.opthea.comcorporate- governance